21002973

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67132

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PG Boole, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 North Main Street
(No. and Street)

Sherborn	**MA**	**01770**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Boole **617-763-3541**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ohab and Company, P.A.
(Name - if individual, state last, first, middle name)

100 E. Sybelia Ave., Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip G. Boole, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PG Boole LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Subscribed and sworn to before me this 11 day of Feb. 2021

Notary Public

ROSEMARY CHIASSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 11, 2021

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information:	
Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission	10

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of PG Boole, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PG Boole, LLC's management. Our responsibility is to express an opinion on PG Boole, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PG Boole, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The supplemental information is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as PG Boole, LLC's auditor since 2017.

Maitland, Florida

February 4, 2021

PG BOOLE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current Assets:	
Cash	$ 13,346
Accounts Receivable	-
Prepaid Expenses	1,295
Total Assets	$ 14,641

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 2,979
Accrued Expenses	2,250
Total Current Liabilities	5,229
Member's Equity:	9,412
Total Liabilities and Member's Equity	$ 14,641

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Retainer	$ 10,000
Client Reimbursement	-
Other Income	1,000
Interest	27
Total Revenues	$ 11,027
Operating Expenses:	
Professional fees	16,109
General and administrative	5,475
Occupancy	7,080
Regulatory fees	1,987
Total Operating Expenses	30,651
Net Income (Loss)	$ (19,624)

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Member's Equity beginning of year, Janauary 01, 2020	$ 9,390
Member Contributions	19,646
Member Distributions	-
Net income (Loss)	(19,624)
Member's Equity end of year, December 31, 2020	$ 9,412

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (19,624)
Net Changes in Operating Assets and Liabilities:	
Decrease in Prepaid Expenses	(36)
Decrease in Accounts Receivable	288
Decrease in Accounts Payable	269
Increase in Accrued Expenses	(2,566)
Net Cash Used in Operating Activities	(21,669)
Cash Flows Provided by Financing Activities:	
Member Contributions	19,646
Member Distributions	-
Net Cash Provided by in Financing Activities	19,646
Net Increase in Cash	(2,023)
Cash, beginning of year	15,369
Cash, end of year	13,346
Supplemental Disclosure:	
Cash paid for interest	-
Cash paid for taxes	$ -

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC

Notes to the Financial Statements
December 31, 2020

Note 1 – Nature of Business:

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC).

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Accounts Receivable:

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2020, the Company did not deem an allowance for uncollectible accounts to be necessary.

Note 2 - Summary of Significant Accounting Policies: Continued

Revenue Recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied over a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints or variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to

recognizing revenue are reflected as contract liabilities. At December 31, 2020 all amounts were immaterial.

Cash Equivalents:

For the purposes of the Statements of Financial Conditions and the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and account receivable. The Company maintains cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Note 3 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2020, the Company had net capital pursuant to Rule 15c3-1 of $8,116 which was $3,116 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was .64 to 1.

Note 4 – Income Taxes:

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

Note 5 – Commitment and Contingencies:

There are no commitments and contingencies at year- end December 31, 2020.

Note 6 – Lease commitments:

The Company leases space on a month to month basis at a monthly cost of $590.

In February 2016 the FASB issued ASU 2016-02, Leases-(Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The lease cost is $7,080 relating to the office lease for the year ended December 31, 2020.

Note 7 – Concentration of Credit Risk:

During the year ended December 31, 2020, the Company did not recognize any income from contracts it engaged in. The low volume of customers and absence of revenue could have a financial impact to the Company's operations.

Note 8 – Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February 04, 2021, the date the financial statements were available to be issued.

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

Computation of Net Capital:

Total Member's Equity	$ 9,412
Less: Nonallowable Assets	
Prepaid Expenses	1,295
Net Capital	8,116

Computation of Excess Net Capital:

Net Capital as Calculated Above	8,116
Net Capital Requirement	(5,000)
Excess Net Capital	3,116

Computation of Aggregate Indebtedness to Net Capital:

Aggregate Indebtedness	5,230
Net Capital as Calculated Above	8,116
Ratio of Aggregate Indebtedness to Net Capital	.64 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited PartIIA of form X-17A-5 as of December 31,2020.

See accompanying report of independent registered public accounting firm -

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of PG Boole, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PG Boole, LLC identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) PG Boole, LLC stated that PG Boole, LLC met the identified exemption provisions throughout period January 1, 2020 through December 31, 2020 without exception. PG Boole, LLC's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole, LLC's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Ohab and Company, PA

Maitland, Florida

February 4, 2021

Philip G Boole
PG Boole, LLC
18 North Main Street
Sherborn, MA 01770
617-763-3541
phil@pgboole.com

Exemption Report
December 31, 2020

PG Boole, LLC ("Firm"), is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from §240.15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Philip Boole, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________ **Date: February 01, 2021**
Philip Boole
Managing Director